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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Westgate International, L.P.
    C/o Midland Bank Trust Corporation (Cayman) Limited
    P.O. Box 1109, Mary Street
    Grand Cayman, Cayman Islands, BWI

2.  Issuer Name and Ticker Trading Symbol

    Hayes Corporation (HAYZQ)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for (Month/Day/Year)

    11/98

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    _x_ Director
    ___ Officer (give title below)
    ___ Chairman
    ___ 10% Owner
    ___ Other (specify below)

7.  Individual or Joint/Group Filing (Check applicable line)

    _x_ Form filed by one Reporting Person
    ___ Form filed by more than one Reporting Person

(Page 1 of 4)
Table I  - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security (Instr. 3)

        a.) Common Stock, par value $0.01

        b.) 6% Cumulative Preferred Stock

        c.) 6% Cumulative Preferred Stock

2.  Transaction Date (Month/Day/Year)

        a.) 11/12/98

        b.) 11/12/98

        c.) 11/12/98

3.  Transaction Code (Inst. 8)

        a.) P

        b.) P

        c.) P

    V

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

        a.) Amount            5,770
            (A) or (D)        A
            Price             *

        a.) Amount            5,833
            (A) or (D)        A
            Price             $750.00 per share

        b.) Amount            548
            (A) or (D)        A
            Price             $750.00 per share

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3
    and 4)

        a.) 12,662**

        b.) and c.) 12,757***

6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

        a.), b.) and c.) D

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

        N/A
(Page 2 of 4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

2.  Conversion or Exercisable Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code (Instr. 8)

    Code
    V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    (A)
    (D)

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable
    Expiration Date

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Title
    Amount or Number of Shares

8.  Price of Derivative Security (Inst. 5)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

    * Represents shares of Common Stock issuable upon the conversion of the shares of Hayes' 6% Cumulative Convertible Preferred acquired by Westgate (as reported in a.) and b.)). The prior owner of those shares of 6% Convertible Preferred Stock submitted conversion notices to acquire these shares of Common Stock, but Hayes failed to deliver these shares.

    ** Represents 922 shares of Common Stock held outright, plus 5,970 shares issuable upon conversion of Hayes' 6% Convertible Preferred Stock, for which Westgate previously submitted conversion notices to acquire these shares of Common Stock, but Hayes failed to deliver these shares, plus the 5,770 shares of Common Stock described in "*" above.
(Page 3 of 4)

    *** With respect to 200 of these shares, Westgate (either directly or via a prior owner of the shares) has exercised its option to put these shares back to Hayes but Hayes has failed to redeem these shares. With respect to 12,557 of these shares, Westgate (either directly or via a prior owner of the shares) has exercised its revocable option to put these shares back to Hayes but Hayes has failed to redeem these shares.

# Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

        WESTGATE INTERNATIONAL, L.P.

        By: Martley International, Inc., Attorney-in-fact


        By: /s/  Paul E. Singer                December 10, 1998
           Paul E. Singer, President

            # Signature of Reporting Person          Date

(Page 4 of 4)